Exhibit 12.1

SCRIPPS NETWORKS INTERACTIVE, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2011	2010	2009	2008(1)	2007(1)	2006(1)
Earnings:
Net income from continuing operations	$458,413	$516,234	$360,459	$345,573	$346,587	$293,234

Subtract:
Earnings of equity investees	(29,717)	(30,126)	(18,626)	(15,498)	(17,603)	(13,378)

Add:
Provision for income taxes	174,866	219,427	170,733	184,288	164,884	116,563
Distributions of income from equity investees	28,299	29,194	21,702	9,774	5,365	10,440
Total interest expense, including amortization of debt issue costs	26,348	35,167	2,810	14,207	36,759	54,006
Interest capitalized	210	412	150	500	227	—
Portion of rental expense representative of the interest factor	4,928	6,832	5,403	5,468	5,190	4,927

Earnings as adjusted	$666,493	$777,140	$542,631	$544,312	$541,409	$465,792

Fixed charges:
Total interest expense, including amortization of debt issue costs	$26,348	$35,167	$2,810	$14,207	$36,759	$54,006
Interest capitalized	210	412	150	500	227	—
Portion of rents representative of the interest factor	4,928	6,832	5,403	5,468	5,190	4,927

Total fixed charges	$31,486	$42,411	$8,363	$20,175	$42,176	$58,933

Ratio of earnings to fixed charges	21.1x	18.3x	64.9x	27.0x	12.8x	7.9x

(1)	Prior to the separation from E. W. Scripps on July 1, 2008, E. W. Scripps used a centralized approach for cash management to finance its operations. Based on the historical funding requirements of the Company, specifically the costs to fund acquisitions, fund investments in programming, and otherwise support the expansion of SNI businesses, all E. W. Scripps third party debt and related interest expense was allocated to the Company for periods prior to June 30, 2008.